UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

333-163025-01

(Commission File Number)

Chrysler Financial Auto Securitization Trust 2010-A

(Exact name of registrant as specified in its charter)

c/o U.S. Bank Trust National Association, as owner trustee 300 Delaware Ave., 9th FL Wilmington, Delaware 19801 (302) 622-8163

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-2 0.69% Asset Backed Notes Class A-3 0.91% Asset Backed Notes Class B 1.65% Asset Backed Notes Class C 2.00% Asset Backed Notes Class D 3.52% Asset Backed Notes

(Title of each class of securities covered by this Form)

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: NONE

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Chrysler Financial Auto Securitization Trust 2010-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2016	Chrysler Financial Auto Securitization Trust 2010-A
(Issuing entity)

	By:	TD Auto Finance LLC
(Servicer)

	By:	/s/ Q. Gwynn Lam
Q. Gwynn Lam
Assistant Secretary